NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the ‘Exchange’ or the ‘NYSE’) hereby notifies the Securities and Exchange Commission (‘SEC’) of its intention to remove the entire class of Common Stock of Excel Maritime Carriers Ltd. (the ‘Company’) from listing and registration on the Exchange at the opening of business on July 12, 2013, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. Pursuant to Listed Company Manual (the ‘LCM’) Section 802.01D, this decision was reached in view of the Company’s June 10, 2013 announcement that it and certain of its subsidiaries have commenced a solicitation of its senior secured lenders and other creditors in order to implement a restructuring through a court supervised prepackaged plan of reorganization and that it has decided to go private. NYSE Regulation noted the uncertainty as to the timing and outcome of the consent solicitation process, as well as the ultimate effect of this process on the value of the Company’s Common Stock. Separately, the Company had also previously been notified of its non-compliance with the NYSE’s continued listing criteria outlined in LCM Section 802.01C, specifically the minimum $1.00 on a 30 day average share price, and was working on its cure of this non-compliance. Furthermore, the Company is noncompliant with Section 802.01E of the LCM because it has not yet filed with the SEC its Form 20-F for the year ended December 31, 2012. 1. Section 802.01D (Bankruptcy and/or Liquidation) of the LCM states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an ‘intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed. 2. The Exchange, on June 11, 2013, determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone on June 11, 2013 and by letter on June 13, 2013. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the ‘ticker’ of the Exchange immediately and at the close of the trading session on June 11, 2013 of the suspension of trading in the Common Stock. Similar information was included on the Exchange’s website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.